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                           February 1, 2021

       Peter Chen
       Chief Financial Officer
       Token Communities Ltd.
       136-20 38th Avenue, Suite 9C
       Flushing, NY 11354

                                                        Re: Token Communities
Ltd.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 20,
2021
                                                            File No. 000-55688

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2020 letter.

       Amendment No. 1 to Registration Statement on Form 10-12g

       LOT Token, page 2

   1. Based on your revised disclosure in response to prior comment 4, it appears that you issued 678,274 LOT
Tokens. Please explain when and to whom the LOT Tokens were
                                                        issued, how the LOT
Tokens were distributed, and the consideration you received. If you received proceeds from
the distribution, disclose how you used the funds. Disclose the exchange rate of the
LOT Token.
 Peter Chen
FirstName  LastNamePeter
Token Communities  Ltd. Chen
Comapany1,NameToken
February    2021      Communities Ltd.
February
Page  2 1, 2021 Page 2
FirstName LastName
2. Please provide more detail regarding the LOT Tokens and tell us the basis for your view that the LOT Token is not a security under the Securities Act. Further, disclose whether there are any restrictions on transferability. You state that the Lukki Exchange is not available to citizens of the United States. Clarify whether the LOT Tokens can be transferred to U.S. investors.
Risk Factors
Our ability to adopt technology, page 3

3. We note your response to prior comment 5 and we reissue it in part. Please identify the name of your third-party digital wallet storage solutions provider in the filing.
Our cryptocurrency holdings, page 6

4. We note that your response to prior comment 6 does not appear to support your statement that you "may be in control and possession of one of the more substantial holdings of cryptocurrency." Please explain further why you believe that your holdings of
         1,999,321,726 LOT Tokens supports your claims or revise your statement.
Certain Relationships and Related Transactions, and Director Independence, page
18

5. Please revise the filing to include the information you provided in response to prior comment 8, including the identity of the related party, the relationship and the amounts forgiven in each agreement.
Consolidated Statement of Stockholders' Deficit, page F-5

6. Please explain why your statement of stockholders' deficit for the period ending
         September 30, 2020 does not reflect the July 14, 2020 issuance of 1,745,406,000 shares of your common stock to American Software Company, Inc., equaling 83% of the
         Company's outstanding stock, and revise accordingly.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

7. We note your disclosure that you recognize revenue "only when the Company satisfies each performance obligation." Please clarify and explain at what point in the earnings process you recognize revenue for the performance obligations listed under "Advisory fees and related services."
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Peter Chen
Token Communities Ltd.
February 1, 2021
Page 3

                                      Sincerely,
FirstName LastNamePeter Chen
                                      Division of Corporation Finance
Comapany NameToken Communities Ltd.
                                      Office of Technology
February 1, 2021 Page 3
cc:       Jeffrey Stein
FirstName LastName